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                Filed by Board of Trade of the City of Chicago (CBOT)
                Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

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The following is the transcript of a meeting conducted on May 25, 2000 that is currently available to CBOT members and membership interest holders on videotape.

                             CHICAGO BOARD OF TRADE
                Transcript - Member Floor Meeting - May 25, 2000

Chairman Brennan:   Good afternoon and welcome everybody, welcome to those who are listening to this on Membernet. At the last floor meeting we had more people listening on Membernet than we actually had on the floor here, so the attendance is probably pretty good.

                    I am excited to talk to you today about the proposed restructuring plan and the implementation of the first step of the restructuring process that was approved by the board of directors last week. Before I begin, I would like to thank the members of the restructuring task force, the Implementation Committee, the allocation committee and the management for bringing this plan before this membership.
                    By now you have all received the Restructuring Report as well as a Q&A document on the restructuring. I hope that you have found these useful as a first step in understanding the steps that we are taking and the vote that will, be in front of the membership shortly. The board of directors overwhelmingly approved the ballot for the membership vote and unanimously approved the Restructuring Report. The purpose of today's meeting is to provide you with an overview of the actions recently taken by the board and the ballot on which you will be asked to vote. What I want to address are the issues surrounding the first vote, which is just step one of the restructuring process and is more technical in nature. To assist me in this process I have asked a number of the external advisors that have been working with the board of trade to be with us today. I will begin by giving you a high level overview of the restructuring plan, some key industry trends and address some of the issues in my opening remarks. Next I will ask Justin Zubrod from AT Kearney to provide a brief summary of the restructuring plan. Justin and a team from AT Kearney have been working with us for several months to develop this plan. After that Kirkland & Ellis will outline the specific provisions of the ballot on which the members are being asked to vote. The members are being asked to vote only on step one of the restructuring and Kirkland will explain exactly what that means. Finally after that, I would like to ask the interim president, Dennis Dutterer, to share with us his perspective. After you have heard from these groups, we will have plenty of time for questions and answers. I do ask that you hold your questions until then so that we can get through all of the information in a timely manner.
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                    We entered this year with a bold plan for the future of the
                    Chicago Board of Trade. The industry is changing and our competitors are not sitting still. Even since we initially spoke regarding the restructuring plan in January, other markets have continued to make progress. I see three fundamental changes currently underway in our business; number 1, our members are becoming our competitors; number 2, exchanges are reinventing themselves; and number 3, cash and futures markets are converging. I would like to speak briefly about each one of these trends. In terms of our members becoming our competitors, it seems that not a day passes when there isn't some news about our members and their efforts to create competing markets. As you know, BrokerTec was formed by seven of our largest member firms, its efforts are moving fast and it is scheduled to launch its platform for cash trading of government debt instruments in the third quarter of this year. BrokerTec plans to have a derivatives trading platform in the near future. A second obvious example is Cantor Fitzgerald which has formed eSpeed. eSpeed is a direct competitor for many of our products and they recently signed a deal with eight on-line brokers to offer e-trading of fixed income products for retail customers. These are just but some of the few notable examples of what our members are doing. However, there is yet another set of initiatives that many of our competitors, many of which are our members, are executing in regards to Internet e-commerce in the agricultural and financial industries. I will speak a little bit more about that later.

                    The next point I would like to make regarding the industry is that competing exchanges are quickly reinventing themselves. What do I mean by this? First, exchanges are aggressively and quickly modifying their ownership structures in light of changing market demands. The Chicago Mercantile Exchange is scheduled to vote on demutualization on June 6/th/. The New York Mercantile Exchange is scheduled to vote on demutualization on June 20/th/. Second, as global barriers decrease and exchanges become more electronic, the industry is consolidating. The Paris, Amsterdam and Brussels exchanges announced a merger to form EURONEXT. Archipelago, an ECN, has acquired the Pacific Exchange. Deutsche Borse and London Stock Exchange announced a merger to form iX. These are just but a few of the examples of consolidation, a trend that we expect will continue. Third, existing futures exchanges are investing heavily in their electronic trading businesses and are using e-commerce to extend their businesses. NYMEX has formed eNYMEX to focus on the over-the-counter energy market. Life has formed life.com to sell its life connect technology. The Chicago Mercantile Exchange has

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                    allocated top staff and substantial capital to form
                    business-to-business Internet based commodity markets. It is clear not only that our competitors are adapting, but they are adapting quickly.

                    The final point I would like to make with respect to the industry, is that the cash and futures markets are converging. Within the agricultural, financial and energy industries, companies are making aggressive plays to create Internet based cash markets. This has attracted substantial investor capital and many competing companies have joined forces. It won't be long before almost all of the cash markets for our products are traded on the Internet. We believe that customers will also want future contracts on the same sites.

                    In the financial markets, investment banks' proprietary web sites as well as third party web sites, such as Tradeweb and Euro MTS have made significant inroads in creating Internet based markets for global debt instruments. Its only a matter of time before the likes of rooster.com, started by one of our member firms, ice.com and farms.com, begin to make the same in-roads in the agricultural markets. The big question is whether we can go after that same business before they come after ours. Our restructuring plan positions us to aggressively compete for that business and potentially dominate it. Our current structure guarantees that we won't even be a contender. So where do we currently stand?

                    First, in my opinion, we have under invested in e-commerce. It is true that we have invested a substantial amount of money in the Eurex technology, but we haven't been able to seek out opportunities in the rapidly evolving B-to-B market places due to our governing structure and constrained fiscal position. Frankly, I don't think that it is possible to make the type of investment that is required, while continuing to simultaneously operate an open outcry exchange. Therefore, as described in the restructuring plan, we have proposed establishing the electronic trading company as a separate entity after step two of the restructuring is complete.

                    Second, regarding the current CBOT governance, we have an antiquated corporate structure. For the past 150 years, we have been a special Illinois charter member organization and have been well-served by this structure. Although it is well, worked well in the past, it is time that we move on and adopted a structure that provides us greater flexibility in these fast changing times. A move to Delaware will provide us that flexibility that we require and that is what we are asking for in the first membership vote.

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                    Before we move on, let me address some key issues. Many of us are concerned with our trading privileges and ownership. I would like to address three issues up front. Number 1, fungibility of our products; number 2, preferential member pricing; and number 3, allocation. The first issue is fungibility. The recommendations of the Implementation Committee as adopted by the board of directors contemplates a $55 million dollar payment from the electronic trading company to the open outcry company upon the separation of the two. The electronic trading company will pay its share of the common operating costs. Additionally, the electronic trading company will pay its share of the liabilities, primarily incurred in connection with the development of the Board of Trade Eurex alliance. Under the recommended restructuring plan, the membership shall receive all of the shares of the electronic trading company other than any portion that could possibly sell to a third parties' investors, an opportunity to participate in such capital raising in order to preserve ownership interest. Again, this allows you, the members, the reap the full value created in the new electronic company. We also believe the fungibility of products following the separation will be beneficial to both companies. This will allow the open outcry company to leverage its strength to compete effectively for order flow. It will also allow the market participants to offset open interest across the platforms as well as the cross margining benefits. An ongoing payment will have an adverse impact on the ability of the electronic trading company to raise capital in the private and public markets. That capital is needed to fund operations and create value for the membership.

                    Many of you are aware of the relationship between Cantor Fitzgerald and Eastbead. I believe that there has been some misplaced comparison between Cantor Fitzgerald's formation of eSpeed and the Board of Trade's proposed formation of the electronic trading company. eSpeed's fundamentals are, it is the majority owned subsidiary of Cantor and houses the electronic platform used by the Cantor exchange. It shares its trading platform so all revenues are shared between Cantor and eSpeed. Cantor raised money through the sale of a portion of its share in eSpeed at the time of eSpeed's IPO. The key differences between our plan and the eSpeed plan are, Cantor did not receive any one-time payment from eSpeed as is contemplated in our plan, and in our restructuring there are two separate companies with no parent subsidiary relationships. Based on this, we believe that the open outcry company and the membership are receiving significant and full value.

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                    The second issue is member preferential pricing. The
                    restructuring plan currently provides that members at the open outcry company will receive the best pricing at the electronic trading company for three years, which is the duration of the contemplated non-compete agreement between the two entities. This right would travel with the members seat whether transferred by lease or sale. This will allow smaller members to compete with the larger members and larger traders and firms who have the higher trading volumes throughout the term of the non-compete. We have been advised that granting of a perpetual right in preferential pricing may have a significant and negative impact on the financial results and operating flexibility of the electronic trading company. This adverse impact should not be offset by any benefit to seek values at the open outcry company. Further, such a right may adversely affect the ability of the electronic trading company to effectively raise capital in the private and public markets, capital which is needed to fund operations and create ongoing value to the membership. The management of the electronic trading company could decide to extend the preferential pricing policy beyond the three year or non-compete, however, its decisions will be driven by business judgment and actions to ensure liquidity and shareholder value at the electronic exchange. Finally, at the end of the three year non-compete, the open outcry company has the option to establish or align itself with an electronic trading platform. It may mean direct competition with the electronic company. The preferential pricing rights and the fungibility reflects the Implementation Committee's and the board of director's best judgment in light of the plan as a whole and the benefits to be derived by all the members in the restructuring.

                    Brian Sterling, a managing director of Merrill Lynch and Company is here with us, he will be able to answer more specific questions in the Q&A on fungibility or questions about eSpeed and preferential member pricing, if there are any questions.

                    The third issue is allocation. In January, the board of directors established an independent allocation committee comprised solely of the public or our outside public directors. The mission of this committee was to determine and recommend a fair allocation of shares in the For-Profit CBOT and the electronic trading company. The independent allocation committee engaged an independent financial advisor, William Blair & Company and special counsel to assist in developing its recommendations. After considering various methodologies for allocation, the independent allocation committee concluded that an allocation methodology that takes into account a combination of factors, rather than a single factor, is appropriate and

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                    that the factors should include, relative liquidation
                    rights; relative voting rights; the Ceres allocation; and the market prices of memberships and membership interests; and the contract volumes. The committee did not believe it was appropriate to assign specific weight to any particular factor but concluded that relatively greater importance should be given to liquidation rights, voting rights, and a Ceres allocation. Based on these conclusions, the allocation committee unanimously recommended an allocation of shares in each of the for-profits, CBOT and the electronic trading company in the following ratios: a full 5, AM1, GIM.5, COM.07, and IDEMS .06. At our last board meeting the full board considered and approved the recommendation. We have gone to great lengths to ensure that this was a fair and impartial process.

                    Restructuring the Board of Trade is about fundamental change. This means focusing on the future. The board of directors, the restructuring task force, the Implementation Committee, and all of our advisors have been focused on putting together a forward looking plan. I know many of you share this same spirit, we really need to go forward and we need to do it now! As I have mentioned many times before, the objective of restructuring is very simple. Position this membership of this exchange to own the future. To do this, we need to create the best possible open outcry and the best possible electronic trading business for the Chicago Board of Trade and its members. Status quo or deferral of this decision, is not an option. Folks, there is no Plan B. Yes, there have been many things to explore, I believe we spent more than adequate time on the analysis, its time to move ahead. We need to move ahead and we need to do it now! We have an opportunity to dominate the future, I believe in the institution, its history is a market leader and the wisdom of this membership to see the opportunities and grab it. We have a bright future, every one of us. Our plan is solid, and I look forward to everybody embracing the change and to your approval.

                    With that, I would like to now introduce, have Justin Zubrod from AT Kearney review with you the recommendations of the Implementation Committee. I support, and the Implementation Committee supports, the Restructuring Report that you will hear about today. I encourage you to ask questions at the conclusion of this prepared remarks to understand its merits. I'm convinced that this is our best option for going forward. Although this report has been accepted by the board, with the exception of step one which is going to the members for a vote shortly, the board continues to have the opportunity to revise the recommendations, given the changes and the underlying facts on which the recommendations are based or changes in the CBOT

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                    strategy. Members will have an opportunity to approve the
                    subsequent steps of the restructuring in future member votes. Despite the fact that you are now being asked to consider all of the recommendations in this report, I felt that it was important for you to understand the full restructuring strategy as contemplated by this board, giving context to your consideration of step one in the process. With that, I would like to turn it over to Justin.

Mr. Zubrod:         Thank you David and good afternoon. Its been 3 or 4 months since we have been with you to talk about this subject. As
                    David indicated, a lot of work has been done since then which we would like to review with you today. And essentially do a reset so that everybody is on the same page in terms of what the restructuring plan calls for. I have been asked to present to you today the Plan that we presented the board of directors word for word and then handle questions as well.

                    First, a recap of what the board approved in January. Starting in the middle they approved a strategic direction that sets up two fully demutualized companies going forward. One with members and stockholders for the open outcry company on a demutualized for profit basis, the other with stockholders and electronic trading company called eBOT, eCBOT, NEWCO under various names, both demutualized and for profit. The open outcry strategic objectives are clear, create a superior open outcry trading platform, reduce costs and streamline the organization to unlock profitability in the rapidly changing environment, and preserve and enhance liquidity. For electronic trading or eBOT, the goals and objectives were to leverage the strong [Inaudible] and the current capabilities that reside in the organization today electronically. But further to grow electronic trading and provide a superior electronic trading platform on a world scale, leveraging the Eurex and other strategic alliances and potential acquisitions. This is Plan A, as David said, there is no Plan B. This strategy, this approach, has been endorsed inside and out repeatedly. Remember this has been a plan that has put excitement in the eyes of your potential partners and fear in the eyes of your competitors. That is why there is only one Plan A.

                    The Implementation Committee, in terms of what they have done since we met with you last. Their focus has been clear, develop an overall implementation plan and process that has full transparency and visibility. Define the required interfaces, identify a process for selecting directors in the ongoing governance of the two enterprises, develop the ballot materials which you are going to hear about later, and manage the restructuring communications. Thus far they have developed the cooperative agreements including the financial
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                    arrangements which I want to go over today. They have
                    developed a 30-day communications plan, because I think when David and all the others were up here last time, they indicated our goal is to communicate as much with you as we roll through the ballot and is practical. And they have developed the ballot materials for step one of the restructuring. Let me editorialize for a moment. We work with a lot of boards of directors and board committees and management. This group has been thorough, persistent and very focused on creating opportunity for the future, next 152 years. Its extraordinary the amount of time that they have put into both open outcry and electronic trading in terms of making them competitive. Now let me highlight the plan.

                    First, I want to discuss the operating agreement between CBOT and eCBOT. In terms of ownership and trading rights, the CBOT members will initially own all eCBOT shares. For-profit CBOT members would have the ability to sell or lease their seats and trading privileges going forth. There would a 3-year non-compete agreement between CBOT and eCBOT and CBOT could employ a small order execution system electronically. This 3-year period, while some may say its not long enough, in corporate terms is quite a lengthy period. You all saw the announcement between United and US Air for example yesterday, their period goes out 2 years maximum on the provisions for their restructuring. In terms of new products, For-Profit CBOT could independently offer new products subject to the Eurex agreement and eCBOT would be required to offer all new CBOT products on its platform during the 5-year Eurex agreement. Remember in January when we spoke to you, we discussed how important it is to grow the pie. The reason this restructuring is being undertaken is to increase the market share of the combined enterprises in the markets going forward through new products, new customers and new channels of distribution. So this provisions is key. In terms of market data services, its a two step, the first 18 months the market data function will be operated within the For-Profit CBOT. For fungible products and all market data revenue will accrue to the For-Profit CBOT. For the next 18 months, the market data would continue to be shared, a shared function with shared revenue. In terms of governance, clearly the board size will be reduced and the director selection process will be streamlined. From a regulatory stand point the plan is that regulatory functions would be operated as a consolidated function with CBOT until the separation of eCBOT. In the interim there would be one rulebook with separate sections and rules for both eCBOT and CBOT. Many of the terms of this operating agreement strengthen the viability of open outcry going forward. Again, the restructuring committee, the restructuring task

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                    force, the Implementation Committee and the board are
                    committed to keeping open outcry competitive, going forward.

                    Let me turn to address the financial arrangements between CBOT and eCBOT, which I recall was a big concern of yours back when we spoke at the beginning of the year. In terms of the eCBOT, CBOT payment, eCBOT and CBOT will share liability for the development of the CBOT Eurex alliance, approximately $55 million dollars anticipated. For-Profit CBOT will receive a payment of cash and/or securities in the amount of such liabilities once it is spun off. The cash or securities is designed to give you flexibility depending upon the market conditions at that point in time as opposed to be rigid. As David talked about in terms of preferential member pricing, eCBOT will establish fees for CBOT members that are no higher than those charged to anyone else for the duration of the 3-year non-compete. The MFN right will remain attached to the seat whether transferred by sale or lease. And finally in terms of payment for fungibility, there will be no payments between eCBOT and CBOT for product licensing going forward. In terms of payment for common operating expenses, its anticipated that eCBOT will pay For-Profit CBOT for its fair share of common operating expenses. CBOT's restructuring liabilities, we anticipate that CBOT would attempt to restructure its liabilities in order to strengthen its financial position upon completing this transaction. And eCBOT will be able to raise capital and will seek to raise capital to fund operations as a start up which can be extensive after the first member vote and before the potential IPO. That's the plan, that's what we have told the board, that's what the board has approved.

                    Now let me talk about the process. Implementing the restructuring plan fully requires a multiple step process. We have outlined a two step here. The first is to create a Delaware not-for-profit CBOT and a for profit eCBOT as a subsidiary. The second step is to create two fully demutualized companies as distinct enterprises competing in the same market place. What's the impact of all of these? Clearly, the restructuring will be considered in two phases as we indicated. The impact of step one is reincorporation of CBOT as a Delaware non stock, not-for-profit corporation. eCBOT will be formed as a wholly owned subsidiary of that enterprise. That's anticipated in late June of this year, assuming a successful vote by the membership. The impact of step two is a conversion of the Delaware not-for-profit CBOT into a for profit Delaware corporation. Two classes of stock for For-Profit CBOT, one class associated with trading rights and the other representing equity only. Allocation of the stock of the electronic trading company to the members and execution of the non-compete

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                    and cooperative agreement that I just went through. That's anticipated later in 2000, but as we will talk about next, that's dependent upon a number of factors. In terms of schedule, and all of the dates on this chart are tentative. Sometime, we've had the meeting and the board and the vote on May 16/th/. The plan is within the upcoming weeks to distribute the ballot and execute as we indicated a 30-day, very interactive, very open, communications plan, to the membership. The first membership vote would be 30 days hence, sometime in June once we set the date. Upon successful vote, it you approve it, they will establish eCBOT as a subsidiary and at this point you begin to send a very strong message to the marketplace to customers, competitors, and partners that you are serious about pursuing this approach. The great unknown is obtaining the IRS, SEC and CFTC approvals. Some people estimate 3 months in other cases its gone longer, that's a reasonable expectation, but something you really don't control. Then there will be the second board vote, the second vote, sometime after that, probably later in the year. A second membership vote and at that point, later in 2000, or early 2001 or mid-2001, see the reorganization of eCBOT and the creation of the eCBOT IPO.

                    So where are we? The Implementation Committee, the board, the outside advisors have all approved this direction and strongly endorsed taking this path. Let me talk about why and why now. First there is the benefit of restructuring. It provides both open outcry and electronic trading the best chance to succeed. Positions open outcry for continued success and creates a leading edge electronic trading capability. Second, it unlocks the value for members by capitalizing on the high market values for electronic and technology trading companies. And third, it provides a business focus for decision making. This gives you the modern flexible changes you need to remain competitive. What are the benefits of going now? Clearly it increases you flexibility from a corporate standpoint. It modernizes certain aspects of your governance as a corporation. It could elect to become for profit going forward and improves the ability to structure alliances with potential strategic partners. It demonstrates a desire to adapt to the new business environment and believe me this vote is being very closely watched outside of this room. Let me make a few comments from an outsiders perspective because we have been working with you for many months.

                    We have assisted numerous companies in restructuring across a broad range of industries, financial, transportation, retail, insurance, you name it. In fact, that's what we do as consultants. Making the first step is always the hardest, one it's complex, legally and from a

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                    business standpoint. You always want more information, but then again, you're overloaded with facts. You'd rather have somebody else go first and let's face it, we're all entering into the unknown from something we're quite comfortable with. It's scary, it's difficult, in fact, my firm, AT Kearney has been through this kind of restructuring before and I know what a path you're going on now. But you, like many others, cannot hold off the forces of change going on in this room and outside. In fact, if you try to resist, you lose and accede the first mover advantage and the leadership position to someone else with whom you're ultimately going to have to compete and play catch up. Soon you will look back on this first vote and wonder what all the angst was about, although certainly it is understandable now. But only if you approve it, if you don't, it's a far different matter. A lot of work has been done, benchmarked and checked, and debated extensively. A lot more has to be done. This is just the first step. The clock is ticking and your competition is not waiting for you to decide. In fact, they prosper if you don't, believe me. Thank you again, I wish you well. David.

Chairman Brennan:   Thanks, Justin. Well, as Justin explained, you are now only being asked to vote on step one of the restructuring, and not on the overall Restructuring Report or even the allocation recommendations. To explain exactly what that means and what it means to move from being a special
                    Illinois charter membership organization to a Delaware non stock, non-for-profit company, I would like to call on Joe
                    Gromacki from Kirkland & Ellis, who is going to walk us through the legalities. Joe,

Mr. Gromacki:       Thank you Chairman Brennan. What I would like to do today is to give you an overview of exactly what step one of the restructuring consists of from a legal perspective. First, to overview today, the CBOT is an Illinois special charter not-for-profit corporation. What this means is that back in 1859 the Illinois legislature incorporated this organization by an act of legislature. The CBOT generally has the status of a not-for-profit corporation. As a result of the actions that will be taken as part of step one of the restructuring the CBOT will become a Delaware non stock, not-for-profit corporation, subject to a new body of law the Delaware general corporation law. Its important for you to keep in mind that step one is a significant and important move for the CBOT. Delaware law is going to create significant flexibility for you as you move forward and will give you the flexibility that you need in order to implement further steps of your restructuring plan. Its also important for you to keep in mind that step one involves the repeal of your special charter, that is an aspect of step one which is likely irreversible. There are three legal

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                    actions as part of step one of the restructuring which
                    require approval by the membership. The first is the election to accept and be governed by the Illinois Not-for-profit Corporation Act. This is the act that currently governs the Chicago Mercantile Exchange. The second is a technical amendment to the CBOT's charter which will, which is intended to allow it to comply with specific requirements under the Illinois NFP Act. The third is the reincorporation merger which will have the effect of reincorporating the CBOT as a Delaware non stock, not-for-profit corporation. While each of these is a distinct and independent legal action, the CBOT is seeking membership approval of all three actions in a single vote. This is because the CBOT would not take these actions individually but only together.

                    What is the impact on the CBOT? Your current special charter and rules and regulations will be replaced by a new charter, bylaws which will incorporate substantial portions of your current rulebook and regulations. As a result of step one, each member and membership interest holder will continue to have the same class of membership interests after the reincorporation. Full members of the CBOT will become full members of the Delaware not-for-profit CBOT and so on with AM's, GIMs, IDEMs, and COMs. Your special charter will no longer exist. Many of your current rules will be moved to the charter and the bylaws. Some of your rules and regulations will be either restated, or modified, and in some cases, eliminated.

                    What is the impact on members? The rights and obligations of members and membership interest holders after the reincorporation, will be substantially similar in all material respects to your rights and obligations today. It is true that there will be some changes, as a result of the reincorporation of Delaware, most of these changes result from a desire to modernize the organization in certain respects and the application of a new body of law. However, it is important for your to know that the objective of step one has been to substantially replicate to the largest extent possible, all of your current rights and obligations. So that very few things will change. In this regard, your key rights will be preserved, your voting rights, the differential voting rights that fulls and AM's have today will be preserved in all respects. The liquidation and dissolution rights will also be preserved. Trading rights and privileges will be carried over, all of the terms and conditions of membership will also be replicated in Delaware. Your governance structure will remain the same. You will have the same board of directors and the same officers and they will continue with their current terms. I mentioned that there will be some differences, the most important difference for your to understand is that unlike the Illinois law which is currently applicable to the CBOT, Delaware law will provide this organization with the ability after further membership approval, to elect for profit status. Why is this important? Without for profit status, you don't, the organization does not have the ability to distribute stock to the members. Other differences include the fact that Delaware law does not recognize the special ballot process that you have today for voting. Instead, your special ballot will become what is called a proxy ballot. So some of the mechanical aspects of the special ballot process will be changed and might be called different things, but in all material respects, it should operate the same way. You will have an alternative to the petition process which will consist of special meetings called to vote on bylaw amendments and I mentioned earlier that your bylaws will incorporate substantial portions of the current rules coupled with proxy voting so that you can continue to vote by mail as you do today. Certain aspects of your current rulebook will be placed into your new charter. The charter amendment will require both board and member approval.

                    I would like to walk through what the approval process is. On May 16/th/ your board of directors approved the legal actions that are required to implement step one of the restructuring and directed that these matters be submitted to a vote of the membership. Your membership approval will be solicited, as I said before, under a single voting process even though there are three separate actions that you will be voting on. In order to do that, there will be an integrated ballot and proxy vote in order to accommodate certain legal requirements under the Illinois Not-For-Profit Act. The vote that is required in order to approve these actions is 2/3 of the votes cast by members voting and entitled to vote. This is a summary of what will be presented to you in the ballot materials in connection with step one of the restructuring. Thank you. I would like to now ask my partner, John Stassen to come up and address some issues related to the CBOT exercise right.

Mr. Stassen:        Thank you, Joe. As I believe almost everyone here is aware, in 1992 the Board of Trade and the Chicago Board Options
                    Exchange entered into an agreement concerning the meaning and application of the exercise right that is enshrined in the CBOE Certificate of Incorporation. In Kirkland & Ellis' view, step one as just described by Joe Gromacki, step one does not raise any issues under the 1992 agreement with CBOE. Unless step one should not impact the exercise right.
                    In step one, the Board of Trade is changing its state of incorporation from Illinois to Delaware. It will remain, unless and until changed by a vote of the membership, a not-for-profit membership corporation. A Delaware CBOT full membership will be exactly the same as a current Illinois CBOT full membership with regard to trading rights and privileges, equity ownership, and voting rights. Kirkland & Ellis also believes that the overall plan of restructuring described by AT Kearney complies with the 1992 agreement. But as you know, CBOE has communicated that it disagrees and that it will contest trading access through the exercise right subsequent to any implementation of the restructuring plan.
                    The legal basis for CBOE's objection has not been stated, however, we can only divine and surmise what it might be.
                    But I tell you, upon a careful review, that the 1992 agreement and the related materials, Kirkland & Ellis believes and continues to believe, that the board, CBOE's position is wrong. But again, I don't believe that issue is before us in step one. The more complex questions arising out of demutualization and the creation of a separate electronic trading company, those are matters that will become before you in step two. Now, notwithstanding that there are talks currently under way between CBOT and CBOE about a possible merger, or other combination, there is or course no guarantee that CBOE might not try in some manner to defeat, stall or postpone the step one proposal by making further pronouncements, pronouncements about the exercise right. Those pronouncements in our view, would be without legal foundation. Thank you.

Chairman Brennan:   Thanks John and Joe. I would like to bring up Dennis
                    Dutterer to give us his perspective in the short time here on the restructuring plan. Dennis,

Mr. Dutterer:       Thank you David. As you know, I have been the interim
                    president and CEO of the Board of Trade for approximately 6 weeks. However, I come to this responsibility having been able to work with and observe the Board of Trade for over 14 years, most recently as president and CEO of the Clearing
                    Corporation. Additionally, I have had the opportunity to see and work with other exchanges and clearing houses and I have had the opportunity to sit in on a number of Implementation
                    Committee meetings, work with the board's professional advisors on restructuring and of course, review the restructuring plan. First, I would like to commend Chairman
                    Brennan, the board of directors and all of the members of the restructuring task force, the Implementation Committee and the allocation committee for their work throughout this process. It was long, hard and difficult work. I commend them for a job well done. I believe the plan is well conceived, and that it is the right plan for the Chicago
                    Board of Trade. Over the course of the next month, David and the Implementation Committee will be working with the board of directors and key staff to ensure that you have the information you need regarding the restructuring plan and the ballot vote. Today is but one of the first steps in that process. A considerable amount of time has been allocated at the end of the meeting to address your questions.

                    But before the questions, I would like to use this opportunity to address the membership on another but related matter. And that is the financial challenges facing the Board of Trade. First, while our restructuring initiative is a significant event in the history of the Exchange, we still have a business to run and we must go forward with our other strategic projects. We are continuing to run two markets, an open outcry market; and an electronic market that operates nearly 24 hours a day. We continue to enhance our open outcry markets with initiatives such as order routing. And we continue to develop, test and implement our alliance with Eurex. These significant activities along with the significant financial obligations in the first quarter of 2001, relating to the new trading facility, present significant financial challenges to the Board of Trade. Therefore I plan to present shortly to the finance committee and with their approval to the board of directors, recommendations on how we can enhance our revenue strength. I have not made any decisions at this time and there will of course be full debate in the finance committee and the board meetings before a decision is made. In addition to reviewing revenue enhancements, we have and we will continue to review and implement reductions in our expenses wherever possible. In this regard I note that $6 million dollars in program and staff reductions have occurred over what was approved by the finance committee for this year. Our staffing reductions, our staffing levels today are approximately 10% below our budgeted levels for this year due to program cuts and attrition. We have examined and we will continue to examine outsourcing, but with a view that we cannot permit a reduction in the quality of service or increase our costs simply by this process. In the end it requires significant staff to provide the operational aspects of running the Exchange. That is, opening the doors and turning on the lights of both our open outcry and electronic markets. But in reviewing the financial picture during the last 6 weeks, I believe that enhancing our revenues along with a diligent review of expenses is the path that we must follow to meet our financial challenges.

                    And now as we turn to the question period, let me make one final comment. Having recently gone through the learning process relating to restructuring, I say without reservation, that it is the right path for the Board of Trade. This is the first step in positioning the Board of Trade for the future. Thank you.

Chairman Brennan:   Thank you Dennis.  Well, that concludes the prepared
                    remarks for this afternoon.


The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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                                      -16-